"3.01. General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors. The number of directors of the corporation shall be nine (9) divided into three (3) classes: Class I - three (3) directors; Class II - three (3) directors; Class III - three (3) directors."